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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )*
                                            ---

                              JP Foodservice, Inc.
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                                (Name of Issuer)

                     Common Stock Par Value $.01 per share
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                         (Title of Class of Securities)

                                     466232
                         ------------------------------
                                 (CUSIP Number)

     Gordon H. Newman, Senior Vice President-Secretary and General Counsel Sara Lee Corporation, Three First National Plaza, Chicago, Illinois 60602
                                  312/726-2600
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 15, 1994
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box / /

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: This is an Amendment to a paper format Schedule 13D; and accordingly, this Amendment restates the entire text of the Schedule 13D (other than exhibits).

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                                 SCHEDULE 13D

  CUSIP No.     466232 10 5                          Page  2   of  7   Pages



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                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                Sara Lee Corporation 36-208-9049

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                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) / /

                                                                        (b) /X/
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                SEC USE ONLY
    3

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                SOURCE OF FUNDS*
    4
                00
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                CHECK BOX IF DISCLOSURE OF LEGAL
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)                                       / /
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                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                Maryland
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                                               SOLE VOTING POWER
          NUMBER               7
                                               6,138,210
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                            6,138,210
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9

         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH

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                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                6,138,210
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    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

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                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                39.0%
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                TYPE OF REPORTING PERSON*
    14
                CO
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                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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Item 1.   Security and Issuer

          This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of JP Foodservice, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 9830 Patuxent Woods Drive, Columbia, Maryland 21046.

Item 2.   Identity and Background

          (a)-(c) This Statement is filed by Sara Lee Corporation, a Maryland corporation. Sara Lee Corporation is a global food and consumer products company which markets a variety of products under leading brand names, including Hanes, Isotoner, Coach, L'eggs, Dim, Bali, Playtex, Champion, Kiwi, Hillshire Farm, Ball Park, Jimmy Dean, Douwe Egberts and Sara Lee. The address of Sara Lee Corporation's principal business and principal office is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

          (d) During the last five years, Sara Lee Corporation has not been convicted in a criminal proceeding.

          (e) During the last five years, Sara Lee Corporation has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Sara Lee Corporation (i) being subject to a judgment, decree of final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) being found in violation with respect to such laws.

          (f)     Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration

     The information contained under the headings "The Recapitalization" on pages 13 and 14 of the Prospectus dated November 15, 1994, included in the Issuer's Registration Statement on Form S-1 (Registration No. 33-82724) (the "Prospectus") and "Management--Compensation Committee Interlocks and Insider Participation--Common Stock Issuances in Recapitalization," "Certain Transactions--Acquisition," and "Certain Transactions-Exchange" on pages 47, 49 and 50 of the Prospectus, is hereby incorporated by reference. See also
Item 5 below.

Item 4.   Purpose of Transaction

     The events which required the original filing of this Statement were the registration of the Common Stock under the Exchange Act of 1934, together with the conversion into Common Stock of certain debt of the Issuer held by Sara Lee Corporation (see Item 3 above). The event which required the filing of this Amendment No. 1 was Sara Lee Corporation's acquisition of 1,083,462 additional shares of Common Stock, as described in Item 5 below.


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     Although Sara Lee Corporation believes that the Common Stock which it beneficially owns is an attractive investment at this time, Sara Lee Corporation will continue to monitor and evaluate its investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operation, assets, financial condition and prospects; (ii) market, general economic and other conditions; and (iii) other investment opportunities available to Sara Lee Corporation. In light of the foregoing factors, and the plans and requirements of Sara Lee Corporation from time to time, Sara Lee Corporation may determine to (i) acquire additional securities of the Issuer, (ii) dispose of some or all of the securities of the Issuer which it beneficially owns, (iii) increase or decrease its participation in the determination of the Issuer's management and policies or replace one or more of its representatives on the Board of Directors of the Issuer with other Sara Lee Corporation representatives or (iv) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions or a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions or other similar actions.

     Except as described above, Sara Lee Corporation does not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act of 1934; or (x) any action similar to any of the enumerated above.


Item 5.   Interest in Securities of the Issuer

          (a) According to information received from the Company, as of December 15, 1994, there were 15,724,042 shares of Common Stock outstanding. As of the date hereof, Sara Lee Corporation beneficially owns 6,138,210 (or 39.0%) of such shares. Of these 6,138,210 shares of Common Stock, Sara Lee Corporation acquired 5,054,748 shares at the closing of the initial public offering on November 22, 1994. Sara Lee Corporation acquired the additional 1,083,462 shares (i) upon the

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expiration on December 15, 1994 of the over-allotment option relating to the initial public offering of the Issuer and (ii) pursuant to the terms of the Conversion Agreement dated as of November 15, 1994 among the Issuer, Sara Lee Corporation and the other stockholders of the Issuer prior to the initial public offering of the Issuer (the "Conversion Agreement"). The Conversion Agreement is hereby incorporated by reference herein. Under the terms of the Conversion Agreement, Sara Lee Corporation converted the remaining $11,918,083 outstanding principal amount of the 10% Junior Subordinated PIK Notes of the Issuer held by Sara Lee Corporation into Common Stock at the initial public offering price of $11 per share.

          (b) Sara Lee Corporation has the sole power to direct the vote of, and the sole power to direct the disposition of, the 6,138,210 shares of Common Stock beneficially owned by it. The Common Stock beneficially owned by Sara Lee Corporation is held of record by PYA/Monarch, Inc., a Delaware corporation and a wholly-owned subsidiary of PYA Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of Sara Lee Corporation.

          (c) The information contained under the headings "The Recapitalization" on pages 13 through 15 of the Prospectus, and "Management--Compensation Committee Interlocks and Insider
Participation--Common Stock Issuances in Recapitalization," "Certain Transactions--Acquisition" and "Certain Transactions--Exchange" on pages 47, 49 and 50 of the Prospectus, is hereby incorporated by reference. See also
Item 5(a) above.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Sara Lee Corporation.

          (e)     Not applicable

Item 6 Contracts, Arrangements, Understanding or Relationships With Respect to the Securities of the Issuer

The information contained under the headings "The Recapitalization--Conversion to Common Stock" on pages 14 and 15 of the Prospectus, and "Management--Board of Directors--Board Membership Agreement" on page 41 of the Prospectus, is hereby incorporated by reference.

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Sara Lee Corporation has entered into a Lock-Up Agreement with Smith Barney
Inc., Goldman, Sachs & Co. and The Robinson-Humphrey Company, Inc. (collectively, the "Representatives"), pursuant to which Sara Lee Corporation has agreed that, for a period of 180 days from November 15, 1994, Sara Lee Corporation will not, without the prior written consent of the Representatives, offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Issuer, except for sales or other transfers to affiliates (which, for the purposes of the Lock-Up Agreement, shall be deemed to include The Sara Lee Foundation). The information contained in the third full paragraph under the heading "Shares Eligible for Future Sale" on page 55 of the Prospectus, is hereby incorporated by reference.

Sara Lee Corporation has also entered into an Amended and Restated Registration Rights Agreement, dated as of November 22, 1994, pursuant to which the Issuer has granted Sara Lee Corporation certain demand and piggy-back registration rights. The Registration Rights Agreement is hereby incorporated by reference.


Item 7  Exhibits

        Exhibit 1       Pages 13-15, 41, 49-50 and 55 of the Prospectus.*

        Exhibit 2 Board Membership Agreement, dated as of November 15, 1994, between Sara Lee Corporation and the Issuer.*

        Exhibit 3 Conversion Agreement, dated as of November 15, 1994, among Sara Lee Corporation, the Issuer and the other stockholders of the Issuer prior to the initial public offering.*

        Exhibit 4       Lock-Up Agreement, dated November 18, 1994, among
Sara Lee Corporation and the Representatives and Lead Managers named therein.*

        Exhibit 5 Registration Rights Agreement, dated as of November 22, 1994, among the Issuer, Sara Lee Corporation and the other stockholders named therein.*

        Exhibit 6       Page 47 of the Prospectus.

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* Previously filed.





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      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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Date: December 15, 1994

/s/ GORDON H. NEWMAN
- ---------------------------------------
Signature

Gordon H. Newman, Senior Vice President-
Secretary and General Counsel






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